February 25, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lincoln National Corporation

Registration Statement on Form S-4

Filed on February 20, 2026

File No. 333-293625

Dear Sir/Madam:

Lincoln National Corporation, an Indiana corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-293625), filed by the Company with the United States Securities and Exchange Commission on February 20, 2026 (the “Registration Statement”), to 4:00 p.m., Eastern time, on Friday, February 27, 2026, or as soon thereafter as practicable.

There are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

Please contact Nicholas G. Demmo of Wachtell, Lipton, Rosen & Katz, special counsel to the Company, at (212) 403-1381 or NGDemmo@wlrk.com as soon as the Registration Statement has been declared effective, or if you have any questions or concerns regarding this matter.

[Signature page follows]

LINCOLN NATIONAL CORPORATION

By:	/s/ Christopher Neczypor
Name:	Christopher Neczypor
Title:	Executive Vice President and Chief Financial Officer

cc:	Nicholas G. Demmo

Wachtell, Lipton, Rosen & Katz